PRESS RELEASE

ASANKO GOLD 2017 GUIDANCE AND SITE VISIT PRESENTATIONS

Vancouver, British Columbia, November 17, 2016 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) will be hosting an analyst and investor visit to its flagship project, the Asanko Gold Mine in Ghana, West Africa on Friday November 18, 2016.

During the visit, Asanko will be providing an update on the Phase 2 Definitive Feasibility Study and the outlook for 2017. All the technical presentations are available on the Company's website at: www.asanko.com.

2017 Guidance
The Company is targeting production of 230,000 - 240,000 ounces and All-in sustaining costs of US$810 - US$840 per ounce.

Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Wayne Drier - Executive, Corporate Development
Telephone: +1-778-729-0614
Email: wayne.drier@asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa. The mine is being developed in phases. Phase 1 was built within budget and ahead of schedule, with gold production commencing in January 2016 and commercial production declared on April 1, 2016. Ramp-up to steady-state production of 190,000 ounces per annum was achieved in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.